NEWS RELEASE 09-13	APRIL 27, 2009

INITIAL METALLURGICAL TESTS AT LONG CANYON
RETURN GOLD RECOVERIES AVERAGING MORE THAN 90%

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that bottle-roll leach testing of coarse Long Canyon samples have returned gold recoveries averaging more than 90%, suggesting mineralization is amenable to low-cost, heap leach processing.

These metallurgical tests are the first conducted on mineralization at Long Canyon, an emerging gold deposit located in northeastern Nevada.

Initial samples were obtained from four road-cut exposures. The un-ground samples were submitted to McClelland Laboratories Inc. in Reno, Nevada, for analyses and preliminary metallurgical tests. Three samples were from the Notch Peak Formation limestone and assayed between 1.4 and 26 grams per tonne gold. The fourth sample was from Pogonip Formation limestone and assayed 5 g/t gold. Analysis shows that readily leachable gold makes up 96% of the fire assay values, indicating the mineralization is essentially all oxidized and likely amenable to simple extraction methods. Silver assays were all less than 0.5 g/t and total sulphur assays were less than 0.03% .

The grab samples were screened at 6 mm and the coarse and fine fractions leached 28 and 4 days, respectively, in bottles on rolls. Gold extraction from the plus 6 mm fractions ranged from 70% for the Pogonip limestone sample to 98% for a Notch Peak limestone sample. Gold extraction from the three Notch Peak fine fractions ranged from 91 to 98% with the Pogonip sample reporting an extraction of 92%. The weighted average for gold recovery was 93%. Reagent consumption levels were very low. In all cases, extraction from the fines was rapid and essentially complete after approximately 24 hours.

More recently, Fronteer obtained four bulk samples each weighing approximately 1.5 tonne. The bulk samples were submitted to McClelland Laboratories for bottle-roll tests and column leach tests at crush sizes of -25 mm and -75 mm. Bottle-roll tests on bulk samples ground to 80% passing 106 micrometres returned a weighted average for gold recovery of 94%. Results of the column leach tests are expected by the end of May 2009.

Based on the metallurgical data obtained to date, the oxidized Long Canyon mineralization is likely amenable to simple heap leach processing.

Further metallurgical testing will be completed as part of Long Canyon’s $14.1 million work program for 2009. To further characterize the deposit, metallurgical tests are planned from composites generated from 17 large-diameter core holes on three cross-sections to be drilled by June 2009. These results are expected in Q1 2010.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%). Long Canyon recently reported its first resource estimate (See March 13, 2009 press release). The Long Canyon resource defined to date is essentially all oxide and characterized by wide intervals of at- or near-surface, high-grade, gold mineralization and remains open in all directions, including to depth.

Long Canyon, Sandman and Northumberland are Fronteer's leading gold properties in Nevada. Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada, is part of Fronteer's 400,000-acre Eastern Great Basin portfolio.

For more information on Long Canyon and Fronteer's other Nevada projects, visit:
http://www.fronteergroup.com/?q=content/nevada

J.R. Goode, P.Eng., is a Qualified Person as defined by NI 43-101, and has reviewed and approved this release.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to completion of additional metallurgical testing and timing of final results of column leach tests involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, , changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.